 Exhibit 99.1

PRESS RELEASE

Deepak M Satwalekar to retire from the Infosys Board of Directors

Bangalore – November 13, 2013: Infosys Limited (INFY) today announced that in accordance with the retirement policy for the Company’s Board of Directors (attainment of 65 years of age for Independent Directors appointed to the Infosys Board prior to October 15, 2010), Deepak M. Satwalekar, Independent Director, will retire from the Board effective November 13, 2013. Deepak M Satwalekar joined the Infosys Board in October 1997.

Thanking Deepak M. Satwalekar for his services and contributions to the Company, N. R. Narayana Murthy, Executive Chairman of the Board said, “Deepak has played a vital role in the company, having served as a Lead Independent Director from May 2003 – January 2010, and Chair of the Audit Committee from October 1997 to June 2013. Our Board has benefitted immensely from his invaluable experience, and we will miss Deepak for his unique insights and contributions to the Infosys Board.”

Deepak M. Satwalekar thanked the Board and said, “It has been a privilege for me to be associated with Infosys over the years. I have seen the company grow from a USD 40.9 million company to a USD 7.4 billion company today. Infosys has played a significant role in the IT revolution in the country and having witnessed this while serving on the Board, I am confident that it will continue to transform the industry with its delivery excellence and offerings. I would like to take this opportunity to thank the Board of Directors for giving me the opportunity to be a part of this iconic company and wish the company and its leaders the very best.”

Deepak has been the Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd. since 2000. Earlier, he served as the Managing Director of Housing Development Finance Corporation (HDFC) since 1993. He has been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID) and the United Nations Human Settlements Programme (HABITAT).

Deepak is a recipient of the 'Distinguished Alumnus Award' from the Indian Institute of Technology (IIT) Bombay. He is on the Advisory Council of IIT Bombay and has chaired and been a member of several expert groups related to industry, government and the Reserve Bank of India.

He is a Trustee of the Infosys Science Foundation, a not-for-profit trust, set up by Infosys and some members of its Board, to spread the culture of science mainly through the Infosys Prize, an annual award across six scientific categories.

Deepak serves on the India advisory board of a large European bank and is currently active on the board of trustees of several not-for-profit organizations that are engaged in the field of primary education for the low income and underprivileged members of the society in rural and urban India. He is also advising a company which is establishing a network of BPO companies in rural areas across India.

Deepak holds a degree in Technology from IIT Bombay and an MBA from The American University, Washington D.C.

About Infosys

Infosys is a global leader in consulting, technology and outsourcing solutions. We enable clients, in more than 30 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with $7.4B in annual revenues and 160,000+ employees, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 and on Form 6-K for the quarter ended September 30, 2013. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.